SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

City of Buenos Aires, December 5, 2024

To the.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Re.: Changes in the composition of YPF S.A.’s First Level Senior Management Structure - effective as of January 1st, 2025-.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the National Securities Commission and the corresponding ByMA and MAE Rules in order to inform you of the changes in the first level of the Senior Management Structure of YPF S.A. (the “Company”).

In this regard, we hereby inform that the Company’s Board of Directors, at its meeting held on December 5, 2024, approved the following changes - effective as of January 1st, 2025- in the First Level Senior Management Structure of YPF S.A., reporting to the Chief Executive Officer (CEO):

1)	The current Executive Vice-Presidency of Gas and Energy is reorganized as Executive Vice-Presidency of LNG and Integrated Gas, headed by Santiago Martínez Tanoira.

2)	The current Downstream Executive Vice-Presidency is reorganized as Midstream and Downstream Executive Vice-Presidency, headed by Mauricio Martin.

3)	The Vice-Presidency of New Energies is created, appointing Andrés Scarone as Vice-President.

4)	The Vice-Presidency of Supply Chain and Services is renamed as Vice-Presidency of Supply Chain, headed by Walter Actis.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 5, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer